Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Cigna Corporation
Commission File No.: 001-08323

The following information was made available on betterhealthcaretogether.com:

Commentary

“Policy makers should consider the potential benefits of industry consolidation. The greater efficiency and market power of larger insurance plans could lower prices for consumers by offsetting the bargaining power of health-care providers.”
-	Victor R. Fuchs, Stanford University, and Peter V. Lee, Covered California, Wall Street Journal, August 26

“This grows the strength of the payer, and that’s very important when negotiating with the providers, said Peter Ubel, a former medical internist who now is a professor of business, public policy and medicine at Duke University. “This will probably help hold down the cost of medical care.”
-	Peter Ubel, Professor, Duke University, MarketWatch, July 8

"It could make health care more affordable because it gives them more leverage to negotiate with providers of care, which enables them to drive a tougher bargain and that should be translated back into better premiums for consumers"
-	Marianne Udow-Phillips, Director, Center for Healthcare Research and Transformation: University of Michigan, USA Today, July 24

“One of the underreported benefits of the recently announced mergers of health insurers Anthem and Cigna, and Aetna and Humana, is that it should speed up innovation in health care… The big merger story has little to do with who may be heading to the wedding chapel and much to do with what the health-insurance giants have learned in recent years about patient health, managing care and the role incentives play… The mergers we see ahead should enhance their capabilities, leading to additional reforms, better outcomes and further cost savings… Who buys whom is not that important. What is important is what the newly consolidated companies do with their new-found scale, market power and, above all, experti.”
-	Jon Kaplan, Senior Partner, The Boston Consulting Group, CNBC, August 13

From the employer side, the deal can be “good news,” if the much larger Anthem can “cut better deals with medical providers”
-	Dave Ostendorf, Partner/Actuary, Health Exchange Resources, Business Insurance, July 24

“You have to remember, these companies, while they’re larger, still make up less than half of the U.S. market.”
-	Dan Mendelson, CEO of Avalere Health, The Hill, July 8

“The ability of the insurers to represent more significant market share may lead to more competitive financial arrangements over time.”
-	Mike Thompson, Principal; Healthcare Practice, PwC LLP, Business Insurance, July 19

“Consolidation obviously brings bigger scale to them, brings synergies, something they really have to do, I think given some of the pressures that they face based on some of the new regulation in the ACA.”
-	Trevor Fetter, CEO of Tenet Health, CNBC – Squawk Box, August 11

Media Coverage

Wall Street Journal Op-Ed Discusses How Health Insurers Can Elevate Quality of Care and Reduce Costs

August 26, 2015
http://www.wsj.com/articles/a-healthy-side-of-insurer-mega-mergers-1440628597

CNBC Op-Ed Presents Benefits of Recently Announced Health Insurance Mergers

August 13, 2015
http://www.wsj.com/articles/a-healthy-side-of-insurer-mega-mergers-1440628597

Wall Street Journal Profiles Anthem CEO Joe Swedish

July 29, 2015
http://www.wsj.com/articles/ceos-at-aetna-anthem-help-to-reshape-health-insurance-industry-1438210519

Indianapolis Business Journal Highlights Combination of Anthem and Cigna

July 24, 2015
http://www.ibj.com/blogs/12-the-dose/post/54161-lilly-anthem-show-high-risk-high-reward-strategy-can-pay-off

Hartford Courant Covers Transaction’s Focus on Health Care Quality, Affordability

July 30, 2015
http://www.courant.com/business/hc-cigna-corp-second-quarter-earnings-20150730-story.html

American Action Forum Blog Discusses Health Care Transactions

By July 27, 2015
http://americanactionforum.org/daily-dish/july-27th-edition

A Healthy Side of Insurer Mega-Mergers
Victor R. Fuchs and Peter V. Lee
26 August 2015

Anthem’s proposed merger with Cigna following Aetna’s acquisition of Humana has set off alarms about lack of competition in the health-insurance industry. But policy makers should consider the potential benefits of industry consolidation. The greater efficiency and market power of larger insurance plans could lower prices for consumers by offsetting the bargaining power of health-care providers.

In many U.S. communities there are only one or two hospitals, which dictate the cost of care. A recent report by Kaufman, Hall & Associates LLC showed that the number of hospital mergers and acquisitions increased 44% between 2010 and 2014. There is a similar problem with specialist physicians who, through consolidation of practices, control of entry and other arrangements, have considerable market power.

Insurance companies can act as a counterweight, and lower prices will get passed along to consumers instead of increasing insurance-company profits. That’s because the Affordable Care Act requires insurers to spend at least 80%-85% of every premium dollar on consumer medical claims and activities that improve the quality of care.

Moreover, health-insurance companies now must take all customers, regardless of their health, and under the Affordable Care Act, risk adjustment payments move money from health plans that enroll healthier populations to those with sicker people. Health insurance is no longer about “avoiding sick people.”

Apart from these nationwide rules, state exchanges can improve the operation of insurance markets. Covered California, the state exchange established under the Affordable Care Act, requires insurers selling coverage through the exchange to provide uniform benefits on top of minimum essential coverage. By creating standard benefit designs—in which most care is not subject to deductibles—health plans compete on price and provider availability rather than on differences in deductibles, copayments and coinsurance that are largely incomprehensible to most consumers. Consumers win by being able to make apples-to-apples comparisons.

Covered California will offer a total of 12 insurers in 2016, up from 10 in 2015. In some local markets consumers will have a choice of seven different insurers. While consolidation of insurance companies is a potential threat to consumers in regions where there are only a small number of plans, the bigger threat is from the consolidation of health-care providers and from pharmaceutical prices.

Consider the difference in premiums between Northern and Southern California. Covered California recently announced an average premium increase of 4% statewide for 2016 compared with 2015. The average increase was 1.8% in Southern California, but in Northern California the average increase was 7%. This increase came on top of already markedly higher costs in Northern California. Today, the average annual health-insurance premiums for individuals are 30% higher in the north than in the south. This price difference is not due to a lack of competition among large insurers. Rather it is mostly attributable to the higher prices charged by hospitals and physicians.

The other great problem is the ability of pharmaceutical and biotechnology companies to charge whatever the market will bear. According to a January 2015 analysis by Aswath Damodaran, a professor at New York University’s Stern School of Business, the average yearly profit margin for the top 151 pharmaceutical companies world-wide is more than 24% and for the top 400 biotech firms it is nearly 23%.

Gilead Sciences Inc., which sells Sovaldi and Harvoni, the recently approved hepatitis C treatments, is doing far better than average. These drugs currently cost from $60,000 to $90,000 for a three-month treatment. Gilead recently raised its full-year profit-margin forecast to 88% largely on the sale of these two drugs. These huge profits get baked into health-insurance premiums.

Meanwhile, the average annual profit margin for insurance plans offered by Covered California is just 1.1%.

Large insurance companies can make a major contribution to health-care costs by fostering changes in how health care is paid for and delivered. Many insurers are organizing or contracting with Accountable Care Organizations that provide care for a defined population for a fixed annual fee, or with penalties and rewards linked to the quality and cost of care provided. This is one example of how those who pay for health care can join with Medicare in the move from a health-care system that rewards volume to one that rewards value.

It is easy to decry the evils of large insurance companies. But they are in a unique position to raise the quality and lower the costs of American health care.

Mr. Fuchs is emeritus professor of health economics at Stanford University. Mr. Lee is executive director of Covered California.

Side effect of health-insurance mergers: Better health care?
Jon Kaplan
13 August 2015

One of the underreported benefits of the recently announced mergers of health insurers Anthem and Cigna, and Aetna and Humana, is that it should speed up innovation in health care.

There is little doubt consolidation will give insurers greater bargaining power with which to negotiate better rates with providers. It will also reduce administrative overhead. Aetna estimates, for example, that the Humana merger could produce approximately $1.25 billion in annual cost savings by 2018. But such savings are minuscule when you consider that total U.S. health-care spending last year was in the neighborhood of $3.8 trillion.

To reduce costs even further, several options are available. The wrong approach – and this has been the rap on the health-insurance industry in the past – would be tightening the screws on patients, denying necessary and proper care, or making them run a gauntlet of red tape to get it.

Over the long term, the best way to control costs is by improving patient health. This has not always been within the province of health insurers. But this will be the big story about consolidation and where it is likely to take us.

Most Americans get medical care today from an array of primary-care doctors, specialists, diagnostic facilities, hospitals, therapists, pharmacies and so forth. Costs and outcomes vary widely among providers in the same general locality and are usually unknown until after the fact. The right hand often doesn't know what the left hand is doing, and the incentives are out of whack, resulting in overutilization and duplication. It's not the ideal system.

Insurers – as bill payers – have been looking for a better way. The model that's emerging can been seen most clearly in the Medicare Advantage program, where some of the most innovative insurers have created networks of preferred providers with strong investments in primary care, aligned financial incentives with providers using clinical best practices and have developed active "care management" programs that keep patients healthy, reducing the need for hospital admissions.

Research has shown that this type of active-care management is less costly than traditional fee-for-service medicine. It also keeps patients healthier.

In 2013, the Boston Consulting Group compared claims data for some 3 million Medicare patients. What we found was that patients in the more managed programs had lower mortality rates and enjoyed better health and fewer complications than traditional fee-for-service patients. Single-year mortality rates, for example, fell from 6.8 percent in the fee-for-service sample to 1.8 percent in the managed-care models. Death rates declined quickly, within the first year of enrollment. The lowest mortality rates and the best performance overall were seen in the capitated HMO plan — that's where the HMO receives a flat fee for each patient and is then responsible for all of the patient's medical needs.

Medicare Advantage patients also averaged shorter hospital stays and fewer re-admissions. Compared to the fee-for-service sample, the capitated HMO sample had hospital stays that averaged 19 percent shorter.

The big insurers continue to learn from these experiences. One company's chronic-care program, for example, developed in 2012, had reduced hospital admissions among the 235,000 participants by some 45 percent through August of last year.

The big merger story has little to do with who may be heading to the wedding chapel and much to do with what the health-insurance giants have learned in recent years about patient health, managing care and the role incentives play.

The mergers we see ahead should enhance their capabilities, leading to additional reforms, better outcomes and further cost savings.

Who buys whom is not that important. What is important is what the newly consolidated companies do with their new-found scale, market power and, above all, expertise.

Commentary by Jon Kaplan, a senior partner at The Boston Consulting Group (BCG) and leader of BCG's Health-care Payers and Services team in the Americas.

CEOs at Aetna, Anthem Help to Reshape Health-Insurance Industry
Anna Wilde Mathews
29 July 2015

The leaders of the top five health insurers periodically get together to discuss policy issues, Aetna Inc. Chief Executive Mark T. Bertolini told investors in a private meeting earlier this month. The group had a nickname, he joked: the G5.

Soon, that could be down to the G3.

The change would come thanks to Mr. Bertolini, who has struck a $34 billion deal for Humana Inc., and Anthem Inc. CEO Joseph Swedish, whose company is seeking to acquire Cigna Corp. for $48 billion. The unprecedented tandem deals could reshape the industry into one topped by three giants, each with more than $100 billion in annual revenue. UnitedHealth Group Inc. would be the third major player and still the largest by revenue.

First, though, Mr. Bertolini and Mr. Swedish will have to run a gantlet of regulatory, political and operational challenges, sharing a joint spotlight that could make each of their jobs harder as they make a case for their combinations.

The Justice Department has signaled that it would look at large concurrent transactions in the managed-care industry together, a dynamic that experts said could complicate both deals' path to approval. Hospital and doctor groups have already weighed in against the acquisitions, while two congressional committees have scheduled hearings for the fall.

The two men come from very different backgrounds. Mr. Bertolini, 59 years old, is a high-profile, often blunt-spoken insurance-industry veteran, known partly for his public recounting of how his own experience of recovering from a devastating ski injury shaped his approach to health care.

Mr. Swedish, 64, spent nearly his entire career running hospital companies, before arriving at Anthem in 2013 and quickly making a mark, partly by jettisoning its former corporate name of WellPoint Inc.

Both CEOs say their past experience shepherding major deals is shaping their approach to their current tasks, and they have embarked on outreach campaigns.

"You're going to see some real similarities in terms of their leadership styles," said Anthony R. Tersigni, chief executive of Ascension, one of the largest hospital operators in the U.S. Mr. Tersigni knows both men.

Mr. Bertolini had long had his sights set on Humana. "I've had a playbook on my desk since I became CEO, and Humana's always been at the top of that list."

The Aetna deal would create by far the biggest player in the private-insurer version of Medicare, so concern over market concentration will focus on the companies' footprint in that business, known as Medicare Advantage. Mr. Bertolini said that the vast majority of Medicare Advantage consumers have at least five options currently, so "we don't see a reduction in competition for consumers" from the Humana deal.

He argues that the merged company will be better positioned to work closely with health-care providers and the federal government to bring down costs and improve quality. "We have an opportunity to change the trajectory of health-care costs," he said.

Mr. Bertolini says he knew Humana CEO Bruce D. Broussard partly from the regular CEO gatherings, though he says they didn't focus on corporate matters during those meetings, which included antitrust attorneys.

In late March, he and Mr. Broussard sat down for a one-on-one breakfast. The two men met on a rainy day near Newport, R.I., where one of Mr. Broussard's children was competing in a sailing event.

Mr. Broussard's wife was in the hospital after some flulike symptoms had worsened, and Mr. Broussard kept glancing at his phone for updates. The situation "built some camaraderie," said Mr. Broussard, as they talked over the possibility of a deal. Both men said they found common ground during the conversation. "I kept saying, yeah, I agree, yeah, I agree," Mr. Bertolini said.  Mr. Broussard said his wife’s health is now fine.

Messrs. Bertolini and Broussard declined to comment on details of deal negotiations, including approaches from other companies. Cigna was interested in Humana as well, people with knowledge of the matter have said, while UnitedHealth approached Aetna.

Mr. Broussard said Humana's leaders were reassured that Mr. Bertolini had maintained elements of Coventry Health Care Inc.'s operations after acquiring it.

Mr. Bertolini, for his part, said he learned from the aftermath of Aetna's mid-1990s acquisition of U.S. Healthcare. That integration "blew up," he said, when the managers of the acquired company took over much of the merged operation and didn't respect Aetna's traditional culture.

Since he unveiled the Humana acquisition, Mr. Bertolini has been calling and meeting with state and federal officials, as well as Aetna and Humana employees, answering questions and laying out the rationale for the deal.

On the Monday following the Friday, July 3, deal announcement, he visited officials in Humana's base of Louisville, Ky., where it has long been a major employer.  By then, Kentucky Sen. Mitch McConnell, the Senate majority leader, had already released a skeptical statement about the Aetna deal. After his visit, Mr. Bertolini tweeted a thank-you to the state’s governor and Louisville’s mayor, then retweeted both officials’ own comments about the meetings.

A few weeks later, Mr. Swedish announced that Anthem would acquire Cigna. The announcement came after drawn-out talks that, Anthem has said, date back to last summer. In June, Anthem went public with its bid, which Cigna soon publicly rebuffed.

In the end, Mr. Swedish's tough tactics won out. Now, he faces similar challenges to those faced by Mr. Bertolini. Scrutiny of the Anthem deal is likely to focus on the powerful position the combined company would have in coverage sold to employers. Together, they would have the largest overall enrollment of any U.S. insurer.

The Cigna acquisition would remove one of the quartet of major health insurers that serve national companies. Going from four to three “is a big drop-off,” said Brian Marcotte, chief executive of the National Business Group on Health.

Mr. Swedish also will contend with an added wrinkle. As a licensee of the Blue Cross Blue Shield Association, Anthem must adhere to the group's rules, which cap the share of revenue that can come from insurance business that isn't under the Blue brand.

Mr. Swedish said he believes both challenges are manageable, and that the Cigna acquisition will benefit consumers, employers and health-care providers. Like Mr. Bertolini, he has been reaching out to state and federal officials.

In a meeting, he told Anthem employees that the deal assured their company would endure as one of the big three insurers, parallel to the three big American car makers. “I did not want our company to be the American Motors of the health-care industry,” he said, referring to the defunct manufacturer. Anthem would be “a survivor, a competitor,” he said.

On the same day he announced the Cigna acquisition, he had a conference call with the Blue association and the leaders of the other Blue insurers, who serve on its board. He emphasized Anthem's commitment to its Blue affiliation, he said, and he felt "confident they recognized the value of this combination."

The association said that it routinely reviews acquisitions involving its members “to ensure compliance with the standards that the Blue Cross and Blue Shield brands have established over generations.”

Though Mr. Swedish is new to the insurance industry, associates point out that he has a record of deal-making from his hospital days. Before arriving at Anthem, Mr. Swedish engineered the merger of his large Catholic hospital system, Trinity Health, with a rival, Catholic Health East.

In addition to boards of directors and Catholic Health East's leaders, Mr. Swedish had to secure the blessing of the Catholic church, and he jetted around the country meeting with local bishops, eventually winning their backing, according to former Trinity executives. “He was the primary communicator and leader of the message as to why this would work,” said Kedrick D. Adkins Jr., a former Trinity official who is now chief financial officer of Mayo Clinic.

Wednesday, Anthem reported earnings in line with a preannouncement it made when it unveiled the Cigna deal. Humana, which had also previewed its earnings and downgraded its projections for 2015, did slightly better than the reduced guidance.

Lilly, Anthem show high risk, high reward strategy can pay off
J.K. Wall
24 July 2015

Hoosiers have a reputation for being risk averse.

We like to see what works well elsewhere, and see what doesn’t, and then chart a safe, steady course.

But Eli Lilly’s John Lechleiter and Anthem’s Joe Swedish—a couple of transplants to the state—are making national news this week for leading their Indiana-based companies to take huge risks—and are being handsomely rewarded for doing so.

Lechleiter, who grew up across the Ohio River in Louisville, has seemed like a riverboat gambler when it comes to finding the world’s treatment for Alzheimer’s disease.

First, back in 2008, Lechleiter made the decision to push two Lilly drugs quickly into expensive Phase 3 clinical trials.

That move looked foolish in 2010 when one the clinical trial of those drugs, samegacestat, had to be halted because it was actually making things worse for Alzheimer’s patients.

"That was the toughest period," Lechleiter told the Indianapolis Star. "That was when we had to find our true grit."

It wasn’t looking much better in 2012 when the other drug, known as solanezumab, failed to reach its primary goal in two Phase 3 trials—which was to slow the rate of decline in patients with both mild and moderate Alzheimer’s disease.

But while Lilly’s researchers were presenting  slides on the solanezumab data to him, including on just how the patients with mild Alzheimer’s had fared, Lechleiter interjected.

“Well, you've got a real effect here,” he said, according to a Bloomberg News report.

When regulators at the U.S. Food and Drug Administration said those data weren’t enough to approve solanezumab for the market, Lechleiter doubled down on his Alzheimer’s bet. He approved another Phase 3 clinical trial of solanezumab, this time in only mild Alzheimer's patients. Lilly has not said how much that decision cost, but the typical Phase 3 clinical trial will set a company back by hundreds of millions of dollars, according to research by the Tufts Center for the Study of Drug Development.

But so far, Lechleiter’s bet appears to be paying off. Investor excitement about the Alzheimer’s is a big reason Lilly’s shares have surged more than 40 percent this year. Lilly’s shares closed Thursday at $86.76 apiece—levels the stock, whena adjusted for dividend payments, hasn’t seen since 2000.

And on Wednesday, the company said its latest study of the drug gave even stronger evidence that it is altering the course of Alzheimer’s disease—albeit modestly—which is something no other drug has even been shown to do in a Phase 3 clinical trial.

Analysts still question whether solanezumab has enough effect to be meaningful to patients, but with no other effective drugs on the market, they still figure it will be the biggest blockbuster in Lilly’s history—with sales between $5 billion and $10 billion.

Swedish, a Virginia native, already took a huge risk—jumping from a more than 35-year career running hospitals to take the tiller at Anthem, the nation’s second largest health insurer.

But then he continued Anthem’s history of audacious mergers—roughly the same strategy the company has used for the past 25 years to turn from a struggling single-state Blue Cross plan into an industry behemoth.

It would have been easier for Swedish, who is likely close to retirement, to sell Anthem to Cigna, which has a CEO that’s 20 years younger—and walk away with tens of millions in golden parachute payments.

But that’s not his nature. He’s a big-game hunter (or, more precisely, a big fish hunter).

When I first interviewed Swedish back in April 2013, he talked about how “managing at scale” was one of the key skills he had developed in his career. And he clearly was interested to put it to use.

So instead of cashing out, Swedish has worked for a year to strike a $48 billion merger with Cigna. Investors like the deal. And analysts say it’s critical for insurers to get bigger if they want to survive and thrive in the new Obamacare era.

Just consider the size of this deal—the largest in the history of the health insurance industry and certainly the largest in Indiana. It’s nearly twice as large as the deal in 2006 when Indianapolis-based Guidant sold itself to Boston Scientific Corp. And its nearly three times larger than the mammoth deal a decade ago between Anthem and California-based WellPoint.

Not only that, Swedish has fought hard to remain CEO. If he’s fighting just as hard to keep the Anthem headquarters in Indianapolis, the $48 billion deal would make Indianapolis home to one of the nation’s 20 largest companies, according to Fortune magazine’s annual Fortune 500 ranking.

The wealth and talent that come with a major corporate headquarters would be a huge boon for a city that has, for decades, been mostly bereft of major corporate headquarters and, more often than not, seen its promising companies acquired—rather than be the acquirers.

Keeping the CEO local is a good way to make that happen, concluded former Arvin Industries CEO Bill Hunt in his recent “mea-culpa” about his role in transferring the Arvin headquarters from Indiana to Ohio.

“In closing, I largely concur with your conclusion that the “nitty-gritty details of a deal can make all the difference to a community,’” Hunt wrote in response to an IBJ editorial about the Anthem-Cigna deal. “The ‘nitty-grittiest’ detail is the selection of the CEO at the date of merger. From that decision most of the consequences flow.

“I sincerely hope,” he added, “Anthem remains an ‘anchor tenant’ in the Indiana business community.”

Indeed, the state needs to hang on to all riverboat gamblers and big-game hunters it can.

Cigna CEO: Key To Merger Approval Is Better Health Quality, Affordability
Kenneth R. Gosselin
30 July 2015

Merger partners Cigna Corp. and Anthem Inc. are already talking to state and federal regulators less than a week after announcing their plans to combine, the beginning of what is expected to be "a long, thorough regulatory process," Cigna's chief executive told CNBC Thursday.

"The key is going to be to demonstrate the health quality could improve, affordability will improve," David M. Cordani said.

Cordani's comments came as Bloomfield-based Cigna posted stronger-than-expected profits in the second quarter, as the number of customers increased in virtually all of Cigna's health insurance businesses.

Despite the earnings report, Cigna shares fell Thursday, and remain below their level of July 23, the day before the company agreed to the acquisition at $188 a share.

"The future is not fighting over the discount or over the cost per unit alone," Cordani told CNBC. "The future is aligning the incentives because everybody wants to improve the quality of the health outcome. We want to pay for the outcome that generates the positive result."

By becoming larger, health insurers say, they will have more bargaining power with hospitals, doctor groups and drugmakers because they will have a larger pool of members. In theory, insurers would pass on lower prices that are negotiated as savings to policyholders.

The savings would not just come from volume. The huge companies — a merged Anthem and Cigna would be the country's largest health insurer with more than 50 million customers — could negotiate payment schemes with providers that emphasize quality of care over quantity of services.

But opponents say giving health insurers too large a market share will stifle competition and lead to higher prices for consumers as they dominate regions.

Anthem's takeover of Cigna is expected to face a tough regulatory review, and there is skepticism about whether it will be approved. Some have called for the Anthem-Cigna deal to be reviewed concurrently with Hartford-based Aetna Inc.'s purchase of Humana.

Cigna and Anthem say they are confident their combination will win regulatory backing.

In the quarter ended June 30, Cigna posted net income of $588 million, or $2.26 a share, compared with $573 million, or $2.12 a share, a year earlier.

Operating income, which generally doesn't include one-time gains and losses, was $644 million, or $2.55 a share, in the second quarter, compared with $559 million, or $2.07 a share, a year ago.

Investors watch operating results closely because they are considered the best indicator of the strength of a company's core businesses.

Cigna's operating per share results in the most recent quarter blew by the consensus estimate of $2.31 in a survey of 14 analysts by Yahoo Finance.

The better-than-expected quarterly earnings were disclosed by Cigna on July 24 when the $48.4 billion combination of Anthem and Cigna was announced.

Revenues in the quarter rose by nearly 9 percent, to $9.5 billion, driven by a 9 percent increase in revenue from premiums from an expanded customer base. Cigna's pool of customers rose 4.2 pecent, to 14.8 million in the quarter, up from 14.2 million a year ago.

Shares in Cigna closed at $143.90, down $1.51 in trading on the New York Stock Exchange. Cigna shares — valued at $188 in the Anthem deal — rose steadily in the weeks prior to the merger announcement. Analysts say shares fell after the announcement because of the length of time it will take to complete the deal. There also is skepticism that the deal will pass muster with regulators, they said.

On Wednesday, Anthem reported second-quarter profits of $859 million, or $3.13 a share, compared with $731.1 million, or $2.56 a share, a year earlier. Revenue rose 8.4 percent, and its membership rose 3.4 percent, to 38.5 million.

Eakinomics: Health Insurance Merger Mania
27 July 2015
Douglas Holtz-Eakin

Health insurance mergers have hit the headlines recently. Aetna and Humana led off by announcing their merger, followed by the agreement by Cigna to be purchased by Anthem. To some, the most notable outcome of these mergers is that they yield two very large insurers, and leave the U.S. with three large health insurers with annual revenues in the $150 billion range. In this populist, “big is bad” era there are already calls for the Justice Department to step in and prevent the mergers. Let’s think this through step by step.

1. Businesses should be free to arrange themselves as they see fit. The fluidity with with U.S. companies and capital markets start-up, merge, spin-off, downsize, reorganize, and liquidate firms is a fundamental of market-based prosperity. It is fair to be concerned about the quality of competition, but that means monitor the behavior of the competitors, not their size. If there is inappropriate market conduct, regulators should step in and discipline firms. But it is an abuse of government power to presume misconduct on the basis of a business organization decision.

2. These appear to be sensible business deals. In the old days, health insurance providers delivered care and got reimbursed an amount that covered their costs and more. Health insurers charged premiums and bore the financial risk that their reimbursements for care exceeded the premium revenue. The post-Affordable Care Act (ACA) world includes many more hybrid entities that both deliver care and bear financial risk. That is the goal, for example, of Accountable Care Organizations under the ACA.

Aetna, an old and traditional insurer, and Humana, which started as a nursing home company, started at opposite ends of the spectrum. The merger accelerates their movement toward providing high-value care and financial risk-managment services. Similarly, Anthem has a substantial footprint in government programs — especially the exchanges — while Cigna has a greater preponderance of employer insurance. They complement one another in the need to cover all markets with services. I’m not an investment analyst, but one can see why the firms were interested in mergers.

3. The size of the largest three insurers tells one nothing about the state of competition. There are 835 health insurers in the U.S., each of which is regulated by states and may compete in state and sub-state markets (especially for Medicaid and Medicare Advantage). All competition is regional and a national merger doesn’t tell one much about the competitive impacts.

4. Existing regulation doesn’t leave insurers much opportunity to exploit consumers. Each company faces state and federal regulation of its premiums, which have to be based on actuarial analysis — not market power. The Medical Loss Ratio imposed by the ACA is de facto profit regulation. It requires insurers to spend 80 to 85 percent of their premiums on medical expenses. In its presence, the only way to make more profits is to get bigger. It is hardly surprising that this is exactly what is happening.

5. Finally, the bottom line will be whether consumers benefit. One of the key features of the health sector leading up to the ACA, and accelerated by it, has been the consolidation of providers. Hospitals have been merging, and buying up provider groups. Using the same logic as those who oppose the insurers’ mergers, one could presume that this has led to market power and inappropriately high prices for health care services. If so, the ability of insurers to negotiate more effectively would benefit consumers.

The truth is that there will be a mixture of impacts that will differ in regions across the country. That suggests a strategy of minimal pre-emptive judicial or regulatory action and monitoring of the resulting insurance playing field.

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This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.